Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

July 6, 20219:34 AM EDT Last Updated 7 hours ago

Technology

Nextdoor to go public in $4.3 bln merger with Khosla-backed SPAC

Reuters	3 minute read

Sarah Friar, CEO of Nextdoor, and David Riley attend the annual Allen and Co. Sun Valley media conference in Sun Valley, Idaho, U.S., July 10, 2019. REUTERS/Brendan McDermid

July 6 (Reuters) - Nextdoor, a social network that connects neighbors, will go public through a merger with a blank-check company backed by Khosla Ventures in a deal valued at $4.3 billion, the companies said on Tuesday.

The deal with special purpose acquisition company (SPAC) Khosla Ventures Acquisition Co II (KVSB.O) includes a private investment of $270 million from Baron Capital Group, accounts advised by T. Rowe Price Associates and Cathie Wood’s ARK Invest.

Nextdoor Chief Executive Officer Sarah Friar, who was the finance head at Square Inc. (SQ.N) during 2012 to 2018, and existing investors Tiger Global and Hedosophia are also funding the deal, which will generate proceeds of about $686 million for the combined company.

San Francisco-based Nextdoor will use the money for hiring and expanding into new territories, it said.

Following the merger, founding investor Bill Gurley, Friar and Nextdoor’s cofounders will each contribute a portion of their personal ownership in the startup to form Nextdoor Kind Foundation, a nonprofit to invest in neighborhoods, the company said.

Launched in the United States in 2011, Nextdoor allows members to seek advice from their neighbors on anything from babysitters to organizing local sports clubs.

The startup was valued at over $2 billion after its funding round in September 2019, according to media reports. The platform is used in more than 275,000 neighborhoods around the world and by nearly one in three U.S. households, Nextdoor said.

A SPAC is a shell company that seeks to merge with a private company and in the process takes it public. SPAC mergers gained popularity last year, but are experiencing a slowdown due to weak investor appetite and greater regulatory scrutiny.

The merger is expected to close in the fourth quarter this year, after which the merged entity will be listed under the ticker symbol “KIND.”

Khosla Ventures Acquisition Co II raised $400 million in its IPO in March.

Reporting by Niket Nishant in Bengaluru; Editing by Aditya Soni and Vinay Dwivedi

Our Standards: The Thomson Reuters Trust Principles.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

SPAC and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.